Heron Street Acquisition Corporation
                   9454 Wilshire Boulevard, Suite 612
                    Beverly Hills, California 90212
                          January 10, 2018
Ryan Rohn
Securities and Exchange Commission
Washington, D.C. 20549

     Re:  Letter of December 20, 2017
          Form 10-K for the year ended December 31, 2016
          Filed April 10, 2017
          File No. 000-55671
Mr. Rohn:

     The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated
December 20, 2016 (the "Comment Letter") regarding the Form 10-K for the year ended December 31, 2016 for Heron Street Acquisition
Corporation, file no. 000-55671,

     The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number.

Item 9A.  Controls and Procedures

     1. The Company statement in the Management's Report of Internal Control over Financial Reporting that based on the president's evaluation of the effectiveness of the internal control over financial reporting that such reporting was not effective as of December 31, 2016 was a misstatement. Management believes that the ICFR is effective and falls within the guidelines set forth in SEC Releases 33-8238 and 33-8810 and Section 308(a) of Regulation S-K.

     Management is responsible for maintaining a system of internal control over financial reporting ("ICFR") that provides reasonable assurance regarding the reliability of such reporting and the accuracy and reliability of the preparation of financial statements of such. The Interpretive Guidance has suggested two broad principles:

     Whether management has implemented controls that adequately address the risk that a material misstatement of the financial statements would not be prevented or detected in a timely manner; and

     Management's evaluation about the controls should be based on its assessment of risk.

     In order to support those principles, management is responsible to maintain records accurately and fairly to reflect transactions and transactions are recorded as necessary. The controls should provide reasonable assurance regarding the prevention of unauthorized acquisition or use of assets.

     In the present case of the Company, management consists solely of the president and vice president and has no employees or other personnel. As such,

     Transactions are executed only in accordance with management's authorization;
     Transaction are recorded as necessary to permit reasonable and accurate preparation of financial statement in accordance with GAAP;
     Access to assets permitted only in accordance with management's authorization; and
     A record of assets is compared with existing assets at reasonable intervals.

      Management maintains sole control of all financial transactions and all assets. Since the president of the Company is in sole control of the financial transactions and assets management believes that its control reasonably and adequately addresses the risk of a misstatement in the financial reporting.

Management's Report of Internal Control over Financial Reporting

     2. In assessing its control and procedure over financial reporting, management used the integrated framework created by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As outlined by COSO, suitable control criteria can be grouped into a five-component structure consisting of control environment, risk assessment, control activities, monitoring, and information and communication. Whether a system of internal control is effective is a subjective judgment resulting from an assessment of those five components, that is, such components are present and functioning effectively.

     In the case of the Company, there is broad overlap between ICFR and the controls and procedures. As stated previously management consists solely of the president and vice president and has no employees or other personnel and management maintains sole control of all financial transactions and all assets. Using the five-component guidelines in performing its assessment, management believes that its ICFR is effective.

     3.   Management believes that the Company's ICFR are effective.


                              Sincerely,


                              Lee W. Cassidy